October 17, 2006

Richard Domaleski
President and Chief Executive Officer
World Energy Solutions, Inc.
446 Main Street
Worcester, MA 01608

Re: **World Energy Solutions, Inc.**
Amendment No. 1 to Form S-1
filed September 26, 2006
Registration No. 333-136528

Dear Mr. Domaleski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 12

Our costs will increase…, page 12

1.   Please revise this risk factor to disclose that you incurred operating losses for the most recent period ended June 30, 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

2.   We have reviewed your response to our prior comment 28 and the related revisions to your disclosure. Tell us what consideration you have given to including a similar disclosure to explain the increase in unbilled accounts receivable from December 31, 2004 to December 31, 2005.

3.   With respect to your unbilled accounts receivable, please confirm with us whether the entire unbilled amount represents estimated revenue for the 4 to 6 weeks of the period as disclosed in your revenue recognition policy on page F-9. Include in your response the amount of estimated revenue recorded at the end of each accounting period presented in your financial statements and of that amount, the amount that currently remains outstanding.

The Business, page 43

4.   We note that the June 30, 2006 annualized backlog amount represents an estimate of revenues for the 12-month period ending June 30, 2007. Please advise us how this revenue estimate complies with the requirements for projections provided in Item 10(b) of Regulation S-K.

5.   Please revise your disclosure to explain, if true, that the annualized "backlog" for any given period is merely an estimate of revenue that may be received depending on usage, but that the amount of any shortfall in revenues for that period will not represent guaranteed future revenues for services contracted by clients that have yet to be performed.

Financial Statements

Consolidated Statements of Operations, page F-4

6.   We have considered your response to our prior comment 43. It does not appear that your gain on early extinguishment of loss is unusual in nature, nor is it infrequent in occurrence. Revise your financial statements to no longer classify the amount as an extraordinary item or explain to us why such a classification would be appropriate.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202) 551-3438 or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at (202) 551-3412, or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Jeffrey A. Stein, Esq. (*via facsimile*)
        John H. Chory, Esq. (*via facsimile*)
        Wilmer Cutler Pickering Hale and Dorr LLP